UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 April 13, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL FILES FOR CANCELLATION OF REMAINING BERNA BIOTECH MINORITY SHARES

LEIDEN, THE NETHERLANDS/BERNE, SWITZERLAND, APRIL 12, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) and Berna Biotech AG (Swiss Exchange: BBIN) announced today that Crucell holds more than 98% of all issued shares of Berna Biotech. Crucell has filed for the cancellation of the remaining minority held shares in exchange for the consideration offered in the public exchange offer. This step is in line with previous announcements and the goal of fully integrating the two companies. The procedure, which is governed by the Swiss Act on Stock Exchanges and Securities Trading, is expected to last several months. Berna Biotech plans to have its shares delisted from the SWX Swiss Exchange upon completion of the cancellation procedure.


ABOUT CRUCELL

Crucell (Euronext and NASDAQ: CRXL; Swiss Exchange: SW CRX) is a biotechnology company focused on research, development, production and worldwide marketing of vaccines and antibodies that combat infectious diseases. The vaccines are sold in both private and public sectors. In Crucell's portfolio hepatitis B vaccines and a virosomal influenza vaccine play an important role. Travel vaccines are also marketed including the only available oral anti-typhoid vaccine. The Company's well-filled pipeline consists of early and late-stage products. Some of Crucell's products are based on its unique PER.C6(R) production technology. The Company also licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden, The Netherlands, has subsidiaries in Switzerland, elsewhere in Europe and Korea, and has approximately 900 employees. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

      April 13, 2006                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer